                                                                  EXHIBIT (5)(h)

RIDER
--------------------------------------------------------------------------------

ACCELERATED    RECEIPT OF ACCELERATED BENEFITS MAY BE TAXABLE OR MAY AFFECT YOUR
BENEFITS       ELIGIBILITY FOR BENEFITS UNDER STATE OR FEDERAL LAW.  YOU SHOULD
(AB)           CONSULT WITH YOUR PERSONAL TAX ADVISOR.  DEATH BENEFITS, AND ANY
               CASH OR LOAN VALUES, WILL BE REDUCED IF AN ACCELERATED BENEFIT IS
               PAID.

BENEFIT This is a life insurance rider which pays accelerated death benefits as described below. Provided the policy is in force on the date we receive an election under this rider, we will make a payment of these death benefits in a single sum to you as the Owner, when we have proof that the Insured under the basic policy has a life expectancy of 12 months or less.

The amount payable under this rider will equal: the Percentage Elected multiplied by the Eligible Proceeds; multiplied by the Interest Factor; minus an Administrative Fee of up to $150; minus the elected percentage of any unpaid policy loan.

ELIGIBLE PROCEEDS The total amount of Eligible Proceeds under this rider shall be determined as of the date we receive your application for benefits under this rider and shall equal:

(a)    the life insurance benefit; plus

(b) any paid-up insurance additions or other benefits provided under the basic policy; plus

(c) the amount payable under any rider providing a level amount of insurance on the Insured.

However, any level term insurance rider shall not be considered part of the Eligible Proceeds under this rider, if its expiration date is within one year of the date we receive your application. Instead, such rider will continue to its expiry date.

PERCENTAGE ELECTED You can elect to receive the minimum accelerated death benefit of 25% of the Eligible Proceeds. You may elect to receive an accelerated death benefit based on 50%, 75% or 100% of the Eligible Proceeds. However, in no event can this benefit be less than $25,000, or exceed $250,000 under all of our policies in force on the Insured. You may elect to receive an accelerated death benefit based on another percentage, or based on Eligible Proceeds in excess of $250,000, only if we agree.

INTEREST FACTOR The Interest Factor shall be an adjustment which reduces the Eligible Proceeds. This adjustment will be based on our assumptions of the life expectancy of the Insured. We also will determine, based on these assumptions, the appropriate adjustments for interest on any cash value, or for any monthly costs of insurance or scheduled premiums.

These adjustments are based upon procedures and standards on file with, or required by, the Insurance Department of the state in which this rider is delivered.

APPLICATION FOR BENEFITS You must provide us with a written application for benefits under this rider specifying the Percentage Elected along with the policy. You must also provide evidence of the Insured's reduced life expectancy which is satisfactory to us. Such evidence must include a certification from a licensed physician that the Insured's life expectancy is 12 months or less. In addition, we reserve the right to have the Insured examined by a physician of our choice, at our expense.

If the policy is subject to an irrevocable beneficiary designation or an assignment, you must provide us with a written consent by any such beneficiary or assignee to any payment under this rider.

Your application for benefits under this rider must be received by us more than one year prior to the expiration date of the policy.

ACCELERATED
BENEFITS
(CONTINUED)

CONTINUATION OF POLICY COVERAGE The face amount of any insurance which stays in force after a payment under the terms of this rider must meet our minimum amount limits for the plan of insurance under the policy or $25,000, whichever is greater.

Upon our making payment under the terms of this rider, the basic policy's face amount and any other death benefits, the basic policy premiums, monthly costs of insurance, and any cash values, paid-up insurance additions or unpaid policy loan will be reduced based on the Percentage Elected. The amount of any insurance under a rider which is part of the Eligible Proceeds shall also be reduced based on the Percentage Elected.

All policy and rider benefits, premiums, monthly costs of insurance and any cash values, shall also be adjusted, based on our rules in effect at that time for determining applicable benefits, premiums, monthly costs of insurance and values. All such adjustments will be made effective as of the date your application for benefits under this rider is received by us.

CONTINUATION OF RIDERS All riders attached to the policy, except an Accidental Death Benefit rider, a Waiver of Premium Benefit or Monthly Deduction Waiver rider or a decreasing term insurance rider, shall end when we make a partial payment under the terms of this rider, unless we agree otherwise. In the case of a partial payment, any Waiver of Premium Benefit or Monthly Deduction Waiver rider and the full amount of any Accidental Death Benefit rider shall continue in accordance with its terms. In addition, if the policy contains a decreasing term rider, such rider can not be accelerated. Instead, it shall be continued to its expiry date.

COVERAGE ON ANOTHER INSURED Any rider providing a level amount of insurance on the life of another Insured not covered under the basic policy can be accelerated. However, we must have proof that the other Insured has a life expectancy of 12 months or less. Such rider must be accelerated 100%, unless we agree to a lower percentage.

RESTORATION OF DEATH BENEFIT If we have proof that the Insured died within 60 days after the payment of an Accelerated Benefit under this rider, we will refund to the beneficiary, the Administrative Fee and the amount of the Interest Factor adjustment that we deducted when benefits were accelerated.

VALUES This rider does not have any cash or loan value. It is not eligible for dividends.

CONTRACT This rider is made a part of the policy to which it is attached at issue of the policy. If added to a policy which is already in force, this rider is made a part of that policy, based on the application for this rider.

DATES This rider and the policy to which it is attached have the same date of issue, unless the rider is added to a policy which is already in force. In this case, the date of issue of this rider is shown in an add-on rider. The add-on rider will be put in the policy.

PROTECTION AGAINST CREDITORS AND GOVERNMENT AGENCIES Payments we make under this rider are, to the extent applicable law permits, exempt from the claims, attachments or levies of creditors or government agencies. If you are required by a government agency to use this option in order to apply for, obtain, or keep a government benefit or entitlement, you are not eligible for this benefit.

WHEN RIDER ENDS Unless we agree otherwise, this rider ends when we receive an application for benefits under this rider. This rider also ends if the policy is surrendered or if it lapses, even if it is continued as extended term or reduced paid-up insurance. You may cancel this rider on any date by sending us a signed written request which will be effective when we receive it.

                                                     NEW YORK LIFE INSURANCE AND
                                                             ANNUITY CORPORATION

                                                     By
                                                       -------------------------
                                                                       President


                                                       -------------------------
                                                                       Secretary